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Management Discussion and Analysis

For the Six Months Ended June 30, 2006

Norsat International Inc.

Management Discussion and Analysis

Six months ended June 30, 2006

The following Management Discussion and Analysis of Norsat International Inc. (“Norsat” or the “Company”) information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes included therein for the three and six months ended June 30, 2006, and the audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.

All of the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  All amounts following are expressed in Canadian Dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2005, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

The Company has recently became aware that certain disclosures designed to reconcile Canadian GAAP to United States GAAP in Note 22 “Reconciliation to United States accounting principles” to the 2005 Consolidated Financial Statements may be misstated. The effects, if any, arising from this matter are currently undergoing an in-depth review by management. Depending on the results of management’s procedures, the 2005 Consolidated Financial Statements may be restated. The outcomes of these procedures cannot be predicted at this time.

In the event that a restatement to the 2005 Consolidated Financial Statements is required, it will be necessary for our auditors to reissue their audit opinion. Accordingly, such financial statements and corresponding auditors’ report as originally issued should no longer be relied upon by investors. We expect these procedures to be completed as soon as practicable.

This MD&A is prepared as of August 14, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

Overview of the Business

Norsat, founded in 1977, is a provider of intelligent satellite solutions that enable the transmission of data, audio and video via satellite in the most challenging environments. In recent years, the Company has expanded to include the development and production of complete satellite systems, base band software management systems and integration services, which allows the Company the ability to deliver higher value-added satellite systems.  Since 2002, Norsat has focused its marketing and development efforts on producing high-speed portable satellite systems geared to meet customers’ needs in several new areas, with particular focus on Government, Military, Broadcast & Commercial markets.

Norsat generates revenue from two business units: Microwave Products and Satellite Systems.

Norsat International Inc.

Management Discussion and Analysis

Six months ended June 30, 2006

The Microwave business unit supplies satellite signal receivers, transmitters and other ground station products for the worldwide commercial market. Over the past several years, the Microwave Products business has been maturing. The Company is committed to maintaining its strong position in this market. The Company maintains its competitiveness by focusing on customer needs and leading the market with the introduction of increasing compact and efficient next generation transmitters, receivers and solid state power amplifiers.

The Satellite Systems business unit designs, manufactures and markets the OmniLink family of products and more recently the GLOBETrekker family of products. This includes portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged or non-existent.

Continuing in 2006, the sales in microwave products are sustainable.  The Company is focusing its business development on the portable satellite systems and executing upon strategies to capture a greater share of this market.

Overall Performance

Sales for the three month ended June 30, 2006 were $3.76 million in 2006 as compared to $6.16 million in the same period last year, a decrease of 39% primarily due to a large satellite system sales contract of $4.09 million signed with U.S. Army Central Command in 2005.  Gross margins were 47% and net loss was $1.07 million, compared to sales of gross margins of 50% and net loss of $1.24 million in the same period last year.

Sales for the six months ended June 30, 2006 were $6.68 million as compared to $8.67 million in the six months period last year, a decrease of 23% for the same reason as stated above.  Gross margins were 43% and net loss was $2.85 million, compared to sales of gross margins of 47% and net loss of $2.43 million in the same period last year.

Highlights

•

During the six months period ended June 30, 2006, the Company secured a number of key wins in both the commercial and defense market. These successes included the sale of the portable satellite systems to leading television broadcasters and defense integrators; an order TM from a large defense integrator for the GLOBETrekkerTM which will complement the integrator’s portfolio of solutions aimed at military and homeland security programs; and a contract that was awarded by the U.S. Army’s 82nd Airborne Division for a Norsat Newslink™ system which will be used to transmit video, data and audio content over commercial satellites.

•

On March 6, 2006 the Company announced that it had closed a private placement. The private placement included the sale of 1,021,744 units at US$3.00 per unit. Each unit consisted of 4 common shares and 3 common share purchase warrants. Each warrant is convertible into one common share at an exercise price of US$0.75 and a term of two years. The net proceeds of the private placement will be used for working capital in connection with the commercialization and production of the Norsat GLOBETrekker TM the latest addition to Norsat’s line of portable satellite systems.

Norsat International Inc.

Management Discussion and Analysis

Six months ended June 30, 2006

•

In April 2006, the Company announced the introduction of new satellite transmitters in extended Ku, Standard Ku, C, and Ka frequency bands. The new transmitters were designed to address emerging needs in the commercial, government and military markets.

•

On May 2, 2006 the Company announced that Mr. Pervez Siddiqui has been promoted to the position of Vice President of Marketing. Mr. Siddiqui joined Norsat as the Director of Marketing in October 2004. An accomplished marketing executive with over 10 years of international, strategic and product marketing experience in the software and telecommunications industries, he has played a vital role in launching the GLOBETrekker family of portable satellite system and in instituting key strategic partnerships. Mr. Siddiqui holds a Bachelor of Commerce degree and a graduate-level Diploma in Accounting from McGill University.

•

In May 2006, the League of American Communication Professionals (LACP) awarded the prestigious 2005 Spotlight Gold Award to the Company for the GLOBETrekker™ brochure. The LACP ranked the GLOBETrekker brochure as one of the Top 100 Publicity Materials produced worldwide alongside pieces from such companies as Sony, Wells Fargo, National Geographic Channel and Samsung.

•

In June 2006, the Company announced that it has established a maintenance depot in Baghdad, Iraq to support the in-theater operations of the United States Armed Forces; the Company also announced that its partner, DiTV, a multi-disciplinary engineering services firm, has established an Authorized Service Center in Taipei, Taiwan to support customers of Norsat’s satellite system.

Selected Quarterly Financial data

The following summary is expressed in thousands Canadian dollars except per share amount:

	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2006
Sales	$2,919	$3,764	─	─
Loss from continuing operations	($1,782)	($1,068)	─	─
Net loss	($1,782)		─	─
Loss per share from continuing operations - Basic and diluted	($0.04)	($0.02)	─	─
Net loss per share - basic and diluted	($0.04)	($0.02)	─	─
Weighted average common shares outstanding - Basic and diluted	44,003	47,063	─	─
2005
Sales	$2,519	$6,155	$4,721	$4,721
Loss from continuing operations	($1,188)	($1,241)	($1,377)	($2,083)
Net Loss	($1,188)	($1.241)	($1,377)	($2,083)
Loss per share from continuing operations - Basic and diluted	($0.03)	($0.03)	($0.03)	($0.05)
Loss per share - Basic and diluted	($0.03)	($0.03)	($0.03)	($0.05)
Weighted average common shares outstanding - Basic and diluted	42,052	42,052	42,259	42,518

Norsat International Inc.

Management Discussion and Analysis

Six months ended June 30, 2006

2004
Sales	─	─	$5,005	$4,787
Loss from continuing operations	─	─	$1,006	($233)
Net Loss	─	─	$1,008	($232)
Loss per share from continuing operations - Basic and diluted	─	─	$0.02	$($0.01)
Loss per share - Basic and diluted	─	─	$0.02	($0.01
Weighted average common shares outstanding - Basic and diluted	─	─	40,638	41,512

Results of Operations

Sales

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
		(Restated)		(Restated)
Sales (in $000’s)	$	$	$	$
Microwave	2,317	1,938	4,229	3,883
Satellite system	1,447	4,217	2,454	4,791
	3,764	6,155	6,683	8,674

Gross Profit Margin	%	%	%	%
Microwave	47	43	46	39
Satellite system	45	54	39	53
	47	50	43	47

Three Months ended June 30, 2006 compared to Three Months ended June 30, 2005

Sales of Microwave products were $2.32 million for the three months ended June 30, 2006 compared to $1.94 million in the same period last year, an increase of 20% due to the normal course of business fluctuation. Sales of satellite systems were $1.45 million compared to $4.22million in the same period last year, a decrease of $2.77 million, or 66%, primarily due to a large Satellite System sales contract of $4.09 million signed with U.S. Army Central Command in 2005.

The overall gross margin reduced marginally to 47% from 50% in the same period last year but the margins on the two business unit products varied.

The gross profit margin for Microwave products increased to 47% from 43% due to a shift to a higher margin product mix and volume; for satellite system decreased to 45% from 54% due to several factors: Sales mix consisted of lower margin systems. The Company also recorded an increased provision for obsolete inventory and work in progress adjustments for custom orders.

Norsat International Inc.

Management Discussion and Analysis

Six months ended June 30, 2006

Six Months ended June 30, 2006 compared to Six Months ended June 30, 2005

Sales of Microwave products were $4.23 million for the six months ended June 30, 2006 in line with $3.88 million in the same period last year. Sales of satellite systems were $2.45 million compared to $4.79 million in the same period last year, a decrease of $2.34 million, or 49%, primarily due to the additional Satellite System sales contract of $4.09 million signed with U.S. Army Central Command in 2005.

The overall gross margin reduced marginally to 43% from 47% in the same period last year but the margins on the two business unit products varied. The gross profit margin for Microwave products increased to 46% from 39%; for satellite systems decreased to 39% from 53%.

Expenses

(in $000’s)	Three months ended June 30		Six months ended June 30
	2006	2005 (Restated)	2006	2005 (restated)
	$	$	$	$
Selling, general and administrative	2,289	3,026	4,222	4,504
Product development	243	506	1,060	914
Amortization	160	175	284	334
	2,692	3,706	5,566	5,752

Three Months ended June 30, 2006 compared to Three Months ended June 30, 2005

Selling, general and administrative (SG&A) expenses for the three months ended June 30, 2006 decreased by $0.74 million to $2.29 million, compared to $3.03 million for the same quarter last year reflecting the restructure of administration costs aimed to reserve cash for operations.

Production development expenses decreased by $0.27 million to $0.24 million compared to $0.51 million for the same quarter last year. It is mainly due to capitalization of a large portion of supplies and material costs on the GLOBETrekker TM portable satellite system during the period, partially off set by an increase in research and development expenses on the GLOBETrekker TM portable satellite system.

Six Months ended June 30, 2006 compared to Six Months ended June 30, 2005

Selling, general and administrative (SG&A) expenses for the six months ended June 30, 2006 decreased by $0.28 million to $4.22 million as compared to $4.50 million for the same period mainly due to decrease in salaries and consulting fees.

Production development expenses increased by $0.15 million to $1.06 compared to $0.91 million for the same period last year. This was mainly due to an increase in supplies and material costs on the GLOBETrekker TM portable satellite system. The negative impact was reduced by partially capitalization of such costs.

Amortization costs for the period decreased to $0.28 million from $0.33 million for the same period last year as a consequence of certain of the Company’s assets being fully amortized.

Norsat International Inc.

Management Discussion and Analysis

Six months ended June 30, 2006

Net earnings (loss)

(in $000’s)	Three months ended June 30		Six months ended June 30
	2006	2005 (Restated)	2006	2005 (restated)
	$	$	$	$
Earnings from continuing operations before other expenses and income taxes	(1,068)	(1,246)	(2,848)	(2,426)

Three Months ended June 30, 2006 compared to Three Months ended June 30, 2005

The decrease in net loss for the three months ended June 30, 2006 compared to the same periods last year was mainly due to decrease in administrative costs and the modification of conversion price on the long term debt incurred in the same period of 2005. It was partially off set by the decrease in sales of the satellite system due to a large contract with U.S. Army Central Command in 2005 and the increase in research and development expenses in GLOBETrekker.

Six Months ended June 30, 2006 compared to Six Months ended June 30, 2005

The increase in the loss for the six months ended June 30, 2006 compared to the same periods last year was mainly due to the decrease in sales of the satellite systems and the increase in research an development expenses on GLOBETrekker, partially off set by the decrease in administrative costs and the modification of conversion price on the long term debt incurred in the same period of 2005.

Liquidity and Capital Resources

The Company’s principal cash requirements are for working capital, capital expenditures, and interests payments on the Company’s debt. Cash flows are funded through operations and where necessary, liquidity requirements may be funded through the issuance of debt, equity or both.

The Company's cash balance at June 30, 2006 was $0.55 million, compared to $1.79 million at December 31, 2005.  The decrease of $1.24 million comprised the consumption from operations of $4.50 million, capital expenditure of $0.46 million in a new enterprise reporting system, the proceeds from the private placement and exercise of stock purchase options of $3.75 million and a positive effect of change in exchange rate on cash of $0.03 million during the period.

Cash consumed from operations was primarily due to a net loss of $2.85 million, an increase in inventory by $1.37 million and a reduction in the accounts payable and accrued liabilities balance by $0.88 million, partially off set by reduction in receivables of $0.72 million (note 7).

On March 6, 2006 the Company closed a private placement with gross proceeds of $3,503,088 (US$3,065,232). The placement was for the sale of 1,021,744 units at US$3.00 per unit. Each unit consisted of 4 common shares and 3 common share purchase warrants each convertible to one common share at an exercise price of US$0.75 and a term to maturity of two years. The Company paid a placement fee of 10% of the gross proceeds. The net proceeds of the private placement of

Norsat International Inc.

Management Discussion and Analysis

Six months ended June 30, 2006

$2,953,810 were used for working capital in connection with the commercialization and production of the Norsat GLOBETrekker portable satellite systems.

As at June 30, 2006, the Company has an unsecured convertible note in the amount of US$2,000,000, bearing 8% annual interest and is due on March 28, 2007. The notes are convertible into common shares of the Company at a price of US$1.25 per share at the holder’s option at any time. The interest is paid semiannually.

The Company will continue to seek external funding to provide working capital for current production and development of new products and services,  and to fulfill its debt obligations until positive earnings are achieved.

There is substantial doubt about the Company’s ability to continue as a going concern as the continuation of the business is dependent upon obtaining further financing, successful and sufficient market acceptance of the current products and any new products that the Company may introduce, the continuing successful development of the products and related technologies, and, finally, achieving a profitable level of operations.  The issuance of additional equity securities by the Company could result in a significant dilution in the equity interests of the current stockholders.  Obtaining commercial loans or convertible notes, assuming those loans would be available, will increase liabilities and future cash commitments.

There are no assurances that the Company will be able to obtain further funds required for  continued operations.  The Company is pursuing various financing alternatives to meet  immediate and long-term financial requirements.  There can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.  If the Company is not able to obtain the additional financing on a timely basis, it will be forced to scale down or perhaps even cease the current operations of the business.

Disclosure of Contractual Obligations

Future minimum payments at June 30, 2006 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows (in $000’s):

2006	$ 5,286
2007	2,683
2008	443
2009	421
2010	421

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers. Included in 2006 commitment are the new office renovation contracts of $400,000 and inventory and material purchase of $4,595,000.  Included in 2007 is the scheduled repayment on March 31, 2007 of the $US 2,000,000 convertible note.

Norsat International Inc.

Management Discussion and Analysis

Six months ended June 30, 2006

Related Party Transactions

The Company has no related party transactions.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Outstanding Share Data

The following details the share capital structure as at June 30, 2006:

	Remaining life/Expiry date	Exercised price	Number	Number
Common shares				47,062,558

Share purchase options
	4.04 years	$0.50 to $2.39	1,644,400
	4.28 years	$2.40 to $4.29	175,000
	4.28 years	$4.30 to $6.19	175,000	1,994,400

Warrants	April 8, 2009	$1.09	1,206,811
	March 8, 2008	US$0.75	3,065,232	4,272,043

Subsequent to June 30, 2006, 26,750 stock purchase options were canceled.

Unaudited Interim Financial Statements

The unaudited consolidated financial statements for the period ended June 30, 2006 have been reviewed by the company’s independent auditors.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Company’s Consolidated Financial Statements for 2005. A discussion of the critical accounting policies and the related estimates are included in Management Discussion and Analysis for 2005. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2005.